Actelis Networks, Inc.

4039 Clipper Court

Fremont, California 94538

February 20, 2024

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Actelis Networks, Inc.
Registration Statement on Form S-1
File No. 333-276425

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Actelis Networks, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Thursday, February 22, 2024, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Actelis Networks, Inc.

/s/ Yoav Efron
Yoav Efron
Chief Financial Officer